September 9, 2016

Pamela Long

Assistant Director

Asia Timmons-Pierce

Staff Attorney

Dale Welcome

Staff Accountant

John Cash

Accounting Branch Chief

Re:	BioCrude Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 12, 2016
File No. 333-211774

Dear Ms. Long;

This letter is in response to your comment letter of August 25, 2016.

General

1. We note your response to comment two of our letter dated June 29, 2016. Please revise your registration statement to clearly state that you are registering 20,000,000 shares of common stock and remove the references to “consisting of 1 share of [y]our common stock”.

Response: The registration statement has been revised to reflect the aforesaid.

2. We note your response to comment three of our letter dated June 29, 2016. The footnote on page 11 states “we are offering 20,000,000 Shares consisting of 1 share of our common stock for $1.75 per unit.” Please revise to clarify that you are registering 20,000,000 shares of common stock for $1.75 per share.

Response: The registration statement has been revised to reflect the aforesaid.

Cover page

3. Please revise the cover page to state that selling shareholders will sell at the fixed price of $1.75 per share until such time as your common stock is quoted on OTCBB, and thereafter at market prices, consistent with your disclosure in the Plan of Distribution section.

Response: The registration statement has been revised to reflect the aforesaid.

4. Your calculation of net proceeds to the company per share appears to be in error, based on the offering price per share and the offering expenses per share shown in the table. Please revise.

Response: The registration statement has been revised to reflect the aforesaid.

Use of Proceeds, page 10

5. Please revise your bulleted use of proceeds in the first paragraph to include “investments in subsidiaries and/or joint ventures,” as you have stated in the table and in the notes thereto.

Response: The registration statement has been revised to reflect the aforesaid.

6. In the third paragraph, please clarify what offering expenses of the selling shareholders you would expect the company to pay for that are not already included in the expenses of the offering as shown in the table.

Response: There are no additional expenses associated with the offering, other than those already included as offering expenses. We have revised the registration statement to reflect this correction.

7. We note your response to comment five of our letter dated June 29, 2016. The amount of proceeds that you characterize as expenses of the offering, which you describe in your response as “provisions for commissions to be allotted for third party incentives for the realization of the offering” appear to account for anywhere between $806,740 and $3,465,870 of proceeds, depending on the amount of the offering that is sold. Please revise your disclosure to clarify your assumptions underlying the amount of the offering expenses (10% of proceeds), clarify, if true that you have not and may not engage a broker or underwriter to assist in this offering, and disclose how you will use this portion of the proceeds of the offering if you do not engage a broker or underwriter.

Response:

BioCrude’s management has not yet engaged any services of brokers and/or underwriters and has been reliant on its acquaintances and/or angel investors. BioCrude will continue to utilize its existing resources, acquaintances and angel investors, at no cost to the Company. In this case, the savings of the offering expenses (commissions) will be kept in treasury and be utilized as part of the Company’s working capital.

As part of BioCrude’s forecasts, a contingency estimate of 10% of provisions for commissions has been allotted as incentives for the intervention of third parties (brokers/underwriters) for the realization of the objectives of the offering as well.

The registration statement has been revised to reflect the aforesaid.

8. We note your response to prior comment seven; however, it does not appear that you revised your table as indicated in your response. Please revise your table to state that the use of proceeds will be utilized for “approximately 12 months,” as indicated in your response.

Response: The term for the use of proceeds has been revised within the registration statement to reflect consistency within the tabulated financial metrics of same.

9. We note your response to comment nine of our letter dated June 29, 2016. The use of proceeds should present only the items for which you intend to use proceeds of the offering. It is not intended to present anticipated consolidated results of operations after the proceeds of the offering have been applied. Please remove the line item for Operational Activities.

Response: The line item for Operational Activities reflects the anticipated costs to develop, staff, and maintain the Company’s initially planned activities as well as equity capital for the development of the subsidiary entity (ies). The relevant Use of Proceeds footnote in the registration statement has been revised to reflect the aforesaid as follows:

The Company’s projected proceeds will be appropriated to the following:

A.	the development of the Company with regards to infrastructure (construction, fixed assets and equipment procurement), human resource staffing and working capital. It is estimated that $8 million is required for annual operational activities of the Company;
B.	the infusion of capital required to realize every projected subsidiary (within the Company’s business plan) as a self-standing entity (develop (EPC), operation (staffing inclusive)), same being 100% owned and controlled by the Company; the balance of the funding required for each subsidiary will be via long term debt mechanisms. The first Complex (BioCrude Comoros) will be that contracted for by the Governmental Authorities of the Autonomous Island of Grande Comore, Union of the Comoros, as a part of our agreement, dated January 11, 2016.

Capitalization, page 11

10. We note your response to prior comment 11; however, it does not appear that you removed the offering proceeds from the capitalization table. We continue to believe that since this offering is on a best-efforts basis with no minimum number of shares to be sold, it is not appropriate to assume the sale of all 20,000,000 shares offered in your capitalization table. Please revise to remove the IPO and pro forma columns.

Response: The registration statement has been revised to reflect the aforesaid.

Description of Business and Properties, page 13

11. We note your response to comment 12 of our letter dated June 29, 2016. However, Nevada public records indicate that a BioCrude Technologies, Inc. was formed in 2007, which list Mr. Moukas as an officer. We also note that on February 6, 2007 a Form D filed for BioCrude Technologies Inc. formed under Nevada law uses the same CIK number as the one filed with your Form S-1. Please explain the discrepancies in your company’s formation dates and why you are using the same CIK as the entity that filed the Form D in 2007.

Response: The 2007 company was terminated by the Nevada Secretary of State prior to 2014. The entity filing this registration statement is a new corporation and should have utilized a new CIK. If the Commission so desires, the registrant will file its next amendment with a new CIK.

12. We note your response to comment 13 of our letter dated June 29, 2016. We reissue our comment. Please describe the purpose of these transactions and the nature of the assets purchased.

Response: The registration statement has been revised to describe the purpose of these transactions and nature of the assets purchased.

13. We note your response to comment 14 of our letter dated June 29, 2016. We reissue our comment. Please clarify what a “Municipal Solid Waste to Energy Complex” is. For example, would this be a facility, equipment, technology suite or something else? Would it function on a standalone basis, or would it be installed, built or applied to existing landfills? As requested in comment 14, please also disclose whether the Integrated Municipal Solid Waste to Energy Complex will require the construction of facilities or equipment.

Response:

BioCrude’s solution of an Integrated Municipal Solid Waste to Energy complex is in line with the present trends in the Municipal Solid Waste (“MSW”) industry and the main advantage of same is that it is comprised of a Materials Recovery Facility (“MRF”) and different modular waste treatment processes (Composting, Bio-methanation and Refuse Derived Fuel (“RDF”)) and a power station, in order to treat the MSW and procure renewable energy and other marketable by-products (compost, ash and certain recyclables) with the added implication of practically zero-landfill policy (less certain inerts which have zero negative environmental impact, if landfilled).

The material components (modules) of an Integrated Municipal Solid Waste to Energy Complex are detailed as follows:

1.	Entrance to complex: Kiosk and weighbridge (reception/departure and weighing of garbage trucks (pre and post deposit of MSW at the MSW Storage facility).
2.	MSW Storage facility: Closed and properly ventilated warehouse facility for receiving and storing just in time (JIT) 3 days inventory of MSW. MSW is moved from the storage facility and moved via machinery and conveyor belts to the Materials Recovery facility.
3.	Materials Recovery facility (MRF): a properly ventilated facility that houses different types of machinery/equipment (either procured from suppliers or built in-situ according to plan specifications) requisite for different facets of the separation process of the MSW into the distinct categories of the waste (organics, hydro-carbon polymer based, cellulose, inerts, miscellaneous (batteries, cadavers, etc.…)) and prepare same as the distinct feedstock for the different waste treatment processes (Composting, Biomethanation and Refuse Derived Fuel (RDF)), as well as separate the recyclables for resale and the inerts (elements of construction and demolition debris that are not recyclable) for landfilling or to be crushed and given/sold (negligible in nature in comparison to the revenue model established by the tipping fees, and resale of electricity and compost) to the secondary markets for the manufacturing of building materials.

4.	Composting facility: A portion of the land concession will host a type of composting system (Windrow [with procured mechanical mixing machinery (trucks) like compost turners or tub/horizontal grinders] or Static Aerated Piles [aeration system such as installed perforated piping to ensure steady oxygen supply (forced air) for the microorganisms and to reduce moisture content]), depending on BioCrude’s evaluation of the waste analysis. A fertilizer will be procured, dried and stored in a warehousing facility for by-products.
5.	Biomethanation facility: Modular digesters are constructed in series and synchronized in operation in order to receive organics and process same to extract and capture the methane gas which will be piped to the Biogas – RDF power plant (will be combusted for the procurement of renewable energy) and in addition, yield a cured fertilizer which will be dried and stored in the warehousing facility for by-products.
6.	RDF facility: A refuse derived fuel system (gasification derivative) will be procured and installed. The RDF facility will receive the hydro-carbon polymer and cellulose based waste products that will be used to make RDF pellets (compressed and dried) that will be used as the feedstock for combustion within same to generate renewable energy within the Biogas – RDF power plant.
7.	RDF – Biogas power plant: will be procured and installed within a certain section of the Complex with a dedicated Distributed Control System (DCS) for the MSW-Energy (RDF & Biogas based) power plant & fuel processing plant (controls & instrumentation for the boiler and turbine, instrumentation for the balance of the power plant and control room).
8.	Internal roads: will be constructed within the complex for vehicle/truck transport/passage within the complex.
9.	Green Belt: will be developed for aesthetic purposes and municipal environmental conformities.

BioCrude, by acquiring the necessary Concession (MSW, Land and Supply of Treated Effluent) and Power Purchase Agreements (PPA), from the respective governmental authorities of a certain country, with Sovereign Guarantees (with right of subrogation), will develop (build) its Integrated Municipal Solid Waste to Energy Complex, under “BOOT” (Build, Own, Operate & Transfer) basis.

The following contractual understandings are the key prerequisite elements for establishing a mutual meeting of the minds, by and between BioCrude Technologies, Inc. and the governmental authorities of a municipality/country, for the successful realization of BioCrude’s MSW to Energy Complexes:

1.	MSW Concession for the guaranteed delivery of MSW to the Complex with an implied base tipping fee per tonne (“Put or Pay”) with annual escalations for the term (30 years) of the project with an option of renewal for an additional term (30 years) and Sovereign Guarantees from the Minister of Finance endorsing same.
2.	Land Lease Concession for the delivery of the required amount of land for project term (30 years), at an annual symbolic lease rate of $1/amount of land delivered/annum, with an option of renewal for an additional term (30 years).
3.	Supply of Treated Effluent Concession whereby the governmental authorities will supply the necessary treated water in order to fulfill the operational requirements of the MSW to Energy complex at a negligible symbolic annual rate for the term of the project with an option of renewal for an additional term (30 years).
4.	Power Purchase Agreement (PPA) [resale of procured electricity to the Power Corporation of the country in question], whereby the Power Corporation of a certain country will buy back the electricity produced by the MSW to Energy Complex at a base rate per kW-hr (“Take or Pay”), with annual escalations for the term (30 years) of the project with an option of renewal for an additional term (30 years) and Sovereign Guarantees from the Minister of Finance endorsing same.
5.	Assistance from the Appropriate Governmental Ministries and Municipalities in obtaining all necessary permits and clearances for the Construction and Operation of the MSW-Energy Complex (stipulations in contracts).

Nota Bene: Depending on country policy on foreign investment, the Company may request or be granted an exemption of taxes, levies, duties and all other relevant taxes applicable to the importation of all plant, materials, equipment and rolling stock for the Construction of the MSW-Energy complex, from the appropriate Ministries, related thereto

All of the aforesaid Concession agreements have to be granted at the same time in order for BioCrude to successfully realize the development (Engineering, Procurement and Construction “EPC”) and operation of the MSW to Energy complex (the “Sovereign Guarantees” and right of subrogation are critical and paramount for the funding requirements of the MSW to Energy complex).

The registration statement has been revised to reflect the aforesaid.

14. We note your response to comment 19 of our letter dated June 25, 2016. Please revise to provide the material terms of each of the Concession Agreement and Power Purchase Agreement. We also note that Exhibit 10.8 is only a summary of the Concession Agreements and Power Purchase Agreement. Please file the actual agreements between the parties as separate exhibits.

Response:

As iterated above, the following contractual understandings have been signed by and between BioCrude Technologies, Inc. and the Governmental Authorities of the Autonomous Island of Grande Comore, Union of the Comoros, for the successful realization of BioCrude’s MSW to Energy Complex:

1.	MSW Concession for the guaranteed delivery of MSW to the Complex with an implied base tipping fee per tonne (“Put or Pay”) with annual escalations for the term (30 years) of the project with an option of renewal for an additional term (30 years) and Sovereign Guarantees from the Minister of Finance endorsing same.
2.	Land Lease Concession for the delivery of the required amount of land for project term (30 years), at an annual symbolic lease rate of $1/amount of land delivered/annum, with an option of renewal for an additional term (30 years).
3.	Supply of Treated Effluent Concession whereby the governmental authorities will supply the necessary treated water in order to fulfill the operational requirements of the MSW to Energy complex at a negligible symbolic annual rate for the term of the project with an option of renewal for an additional term (30 years).
4.	Power Purchase Agreement (PPA) [resale of procured electricity to the Power Corporation of the country in question], whereby the Power Corporation of a certain country will buy back the electricity produced by the MSW to Energy Complex at a base rate per kW-hr (“Take or Pay”), with annual escalations for the term (30 years) of the project with an option of renewal for an additional term (30 years) and Sovereign Guarantees from the Minister of Finance endorsing same.
5.	Assistance from the Appropriate Governmental Ministries and Municipalities in obtaining all necessary permits and clearances for the Construction and Operation of the MSW-Energy Complex (stipulations in contracts).

The registration statement has been revised to incorporate the face and signature pages of the Concession and Power Purchase Agreements (English version) as Exhibits 10.12, 10.13 and 10.14. Due to the confidentiality nature of the contracts and the fact that management does not want to have same on the internet, management has provided summaries of the material terms of the contracts. If the SEC would like to have copies of the contracts for its personal records only, the Company will supply same or will file as confidential with the Commission’s permission.

15. We note your response to comment 20 of our letter dated June 25, 2016. We reissue our comment in part. Please include an appropriate risk factor addressing your intellectual property protection on your product.

Response: The registration statement has been modified to incorporate the risk factor(s) associated with the protection of the Company’s intellectual property and know-how.

16. Please disclose the purpose of the issuance of the “Gratitude Stock” mentioned on page 14.

Response:

The registration statement has been revised to reflect the aforesaid.

Strategies of the company, page 21

17. The disclosure beginning with the fifth paragraph appears to describe activities of BioCrude Canada, many or all of which have since been discontinued. Please revise to make clear what activities have been discontinued, and consider including a new subheading for this information that refers to prior activities of BioCrude Canada.

Response: The registration statement has been revised to reflect the aforesaid.

Website, page 22

18. Because your website contains significantly different information from the prospectus and will not be updated for another 3 to 4 months, please clarify that information on the website is not current and does not constitute part of the prospectus.

Response: The registration statement has been revised to reflect the aforesaid.

Employees, page 23

19. We note your response to comment 24 of our letter dated June 29, 2016. Please clarify whether your two executive officers are employees or consultants. We note that Mr. Moukas received a salary in 2015 and 2014. Please tell us where the amount invoiced by your executive officers and paid by you is reflected in the summary compensation table.

Response:

Mr. Moukas is an officer and director of the Company. Mr. Moukas’ salary was from BioCrude (Canada) in 2015 and 2014 and from the Company since January 2016. This is referenced in the Summary Compensation Table of the registration statement.

Mr. Baran has been with the Company as a director since the inception at an advisory and consultancy capacity. Mr. Baran has not been given any monetary compensation for his time, effort and rendered services, but has been rewarded / compensated for same with capital stock of the Company. This compensation has been monetized and is referenced in the Summary Compensation Table of the registration statement.

20. We note your response to comment 25 of our letter dated June 29, 2016 regarding your use of subcontractors. Please revise your disclosure accordingly to explain the extent to which you use subcontractors and your arrangements with lobbyists.

Response: The registration statement has been revised to reflect the aforesaid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operations, page 24

21. Disclosure in the first paragraph of this section suggests that with the funds raised in this offering, you will add key senior managers and technical staff over the next 12 months at a cost of approximately $8 million. This information does not appear in the Use of Proceeds section. Please reconcile.

Response: The information of adding key senior managers and technical staff over the next 12 months is reflected in the “Operational Activities” section, as well as in the subsection of “Plant Operations” of the MD&A section. The registration statement has been revised to reconcile the aforesaid.

22. We note your response to comment 26 of our letter dated June 29, 2016. Please revise to provide more concrete milestones, in terms of steps you will take and your timetable for doing so, that are necessary for you to be able to begin to generate any revenue from any of your joint ventures or complexes. For example, what steps will you take to establish the necessary joint ventures and financing? What will be involved in establishing a complex so that you can begin to generate revenue and what would the timetable be for doing so after a joint venture and financing are in place? We also note that you mention PPAs in your Liquidity section. Please explain what the PPAs are and why you must acquire them to become operational and what steps are necessary to the acquisitions. Note that the disclosure we request in this comment is distinct from your disclosures about how you expect to generate revenue once you are operational, which you describe under “Revenue Streams” beginning on page 24.

Response:

BioCrude’s revenue model is based on revenue generation from the following: i) the operation of the MSW to Energy complexes (tipping fees, resale of renewable energy, resale of other marketable by-products (compost, recyclables) and potential carbon credits, ii) Joint Venture license fees, whereby the prospective Joint Venture partner will buy a license from BioCrude (payment to be effected immediately after signature) for their participation and will infuse its prorated share of equity capital for the potential MSW to Energy complex, and iii) EPC (“Engineering, Procurement & Construction) management fees (general contracting fees, approximately 20% of the capital cost of the project). In essence, these fees have to be paid regardless, but BioCrude management will execute and capture remuneration for same.

A vote of confidence has been bestowed to BioCrude by the governmental authorities of the Autonomous Island of Grande Comore on its proposed integrated waste management solution for the Autonomous Island of Grande Comore through the awarding of the necessary Concession Agreements (delivery of MSW, Land and Supply of Treated Effluent) for 30 years (with a renewal option of 30 years) with Sovereign Guarantees, for the implementation (design, build, finance and operate) of a 700 TPD Municipal Solid Waste to Energy Complex, in the city of Moroni, Autonomous Island of Grande Comore, Union of the Comoros. Furthermore, a Power Purchase Agreement has been signed with the “Le Gestion de l’Eau et de l’Électricité aux Comores (MA-MWE)” whereby same will buy back all procured renewable energy from the MSW to Energy complex for the term of the Concessions (and renewal option).

BioCrude is evaluating its options for funding (capital markets, financial institutions, contracting companies, pension funds, etc.…amongst other financially engineered hybrid scenarios thereof) and has already opened up dialogue regarding same. In principle, it is the Sovereign Guarantees that have captured the intrigue of the funding institutions and certain contracting corporations for serious evaluation of the project (management has attempted to clarify the material terms of the contracts in question 13 above and reflected same in the registration statement). It is anticipated that within an estimated time frame of six to eight months, BioCrude can anticipate a term sheet for prospective funding of the MSW to Energy project, ergo BioCrude will be able to commence works for ground breaking and start receiving its EPC management fee as its first projected revenue stream on a prorate schedule subject to a disbursement schedule in accordance to the terms and stipulations of the expected offer of funding.

Hereunder is a schedule of events (agenda) for realization of the MSW to Energy project in Moroni, Autonomous Island of Grande Comore (inclusive: contract realization).

Different facets and schedule of events for the pursuit and realization of MSW to Energy projects (excluding lobbying activities)

Contract Conclusion, Engineering, Procurement & Construction

Signature of the following Accords necessary for the realization of the MSW-Energy Complex in Moroni, Autonomous Island of Grande Comore

1.	Deed of Assignment Agreement ("Protocol of Engagement") by and between the Government of the Autonomous Island of Grande Comore and BioCrude Technologies, Inc.
2.	Opening of a new Comorian Corporation (in the country in question) totally owned by BioCrude Technologies, Inc., opening of bank account and execution of all party obligations contained in the Deed of Assignment.
3.	The signing of the Concession Agreement for the Municipal Solid Waste, Land Lease Agreement and Agreement for the supply of treated Municipal Water

4.	The signing of the Power Purchase Agreement (PPA) with the “Le Gestion de l’Eau et de l’Électricité aux Comores (MA-MWE)” [ Power Corporation of the Autonomous Island of Grande Comore]

5.	Site selection (site Identification and legal designation (Cadastre, etc. ...)) for the MSW-Energy Complex, preparation of legal documents to annex same to the Land Lease Agreement.

Organizational Matrix: Construction, Management, Operations and Maintenance of Project

1.	Flowchart of management staff
2.	Organization of the Waste Management (Collection, Transportation, Sorting and Treatment)
3.	Flowchart of Engineering, Procurement and Construction
4.	Flowchart of Operations Complex and Maintenance
5.	Flowchart for the influx of feedstock and the out flux (distribution) of by-products

Project development for the Integrated Municipal Solid Waste to Energy Complex

1.	Opening of the office in Moroni, Autonomous Island of Grande Comore
2.	Recruitment and training of human resources in Moroni, Autonomous Island of Grande Comore (for engineering, management, operation and maintenance)
3.	Recruitment of human resources in Canada (for key management positions)
4.	Preliminary Engineering
5.	Analysis of Municipal Solid Waste
6.	Study of the site and soil studies
7.	Detailed Engineering plans
8.	Detailed plan of the development strategy of the complex
9.	Hiring of project manager(s) and subcontractors (either through reference or through tender) or
10.	Recruitment of Material and Equipment specialist suppliers, via reputation in the market place or tender

Human Resource List for Project Implementation

1.	Project management
2.	Civil Engineers
3.	Structural Engineers
4.	Electrical Engineers
5.	Mechanical Engineers
6.	Environmental Engineers
7.	Geological Engineers
8.	Designers
9.	Architects
10.	Planners
11.	Buyers
12.	Supply Agents
13.	Cost Controllers
14.	Training Coach

Development and implementation of the EPC project guide (Engineering, Procurement and Construction)

1.	Program Implementation Plan (Project Execution Plan "PEP")
2.	Preparation of studies and preliminary engineering plans
3.	Preparation of studies and detailed engineering design
4.	Planning and timetable for the project (Gantt Chart)
5.	Obtaining permits and governmental approvals and clearances for the construction and operation of the complex
6.	Construction
7.	Operation and Maintenance Complex

Project Management and Control: Project Implementation Plan (PIP)

1.	A preliminary feasibility study and a detailed report of the complex
2.	Strategic planning and economic analysis
3.	The selection of the field
4.	Preliminary engineering

➢	Economic analysis and project risks
➢	The estimate of the total capital investment as well as operating and maintenance costs
➢	The preliminary assessment of environmental impact and permitting requirements
➢	The technology research, analysis and conceptualization
➢	The project design, engineering, optimization and development

5.	Reliability analysis
6.	The technology selection, project configuration and sizing
7.	The studies and engineering plans for the environmental permitting
8.	Research Techniques
9.	The strategy and planning for the reduction of emissions of greenhouse gases (GHG)
10.	The preparation of the Clean Design Mechanism documents for submission to the CDM program (literature and the detailed report for project compliance with the standards and requirements established by the UNFCCC)
11.	Carbon capture and storage
12.	The carbon credit analysis
13.	Energy efficiency
14.	The analysis of the applicable regulations
15.	The economic and financial analysis (Business Plan) for the preparation of the application for funding
16.	The selection for the companies to carry out the civil works, and procure materials and equipment required for the development of the project (initiate works)
17.	The management and supervision of the project
18.	The operation and maintenance of the MSW-Energy complex
19.	The invoice, receipt and payment collection
20.	Organization of briefings to the public

Environmental Impacts Analysis

The evaluation process:

1.	The assessment of critical elements used in the development of the project, emissions harmful to the environment, leaching into soil, drainage, etc.…
2.	Potential erosion, the effects of the use and release of public waters on the tributaries, the adjacent ecological systems to the site, etc.…
3.	The amount of vehicles (trucks, cars, etc.…) and emissions of pollutants
4.	The energy used in the complex and cooling of various buildings
5.	Materials used for the manufacture of the floor
6.	Building materials used for roofs
7.	Management and treatment of municipal solid waste (MSW)
8.	The quality of water and air
9.	The negative environmental impacts and mitigation, thereof
10.	Analysis of existing site and the impact of adverse effects thereon, for the development of the MSW-Energy complex so as to minimize the impact thereof
11.	Effect of development on sensitive regional systems sent by either air or by ground water systems

Planning and Timetable for the Project

The Summary forecast for the following tasks of the project planning encompasses a timeline of 6 to 8 months:

➢	Analysis of the composition and characteristics of municipal solid waste,
➢	Study and preparation of plans for the preliminary engineering,

➢	Study and preparation of detailed plans of Engineering

The Summary forecast for the Construction & synchronization of different modules in the MSW to Energy complex of the project planning encompasses a timeline of 16 to 18 months.

BioCrude Canada has not only taken the initiative to market and promote its MSW to Energy proposals and specialized technical expertise throughout the market place, but has invested time, effort and resources for same, both nationally and globally (we have introduced our solution to Governments and major Conglomerates in the Waste to Energy sector) in over 40 Countries worldwide, whereby BioCrude has successfully opened up dialogue with Governmental Authorities and respectable corporations for near future contractual negotiations. After years of works, lobbying and presentations to respective Governmental Authorities, BioCrude is proud to announce that it believes that it had established a successful marketing campaign, with promising results to follow, especially from the ongoing discussions with certain governments (and in 1 instance, a proposed Joint Venture partnership).

The registration statement has been revised to reflect the aforesaid.

Liquidity and Capital Resources, page 27

23. In the paragraph that discusses disclosure in the Use of Proceeds section, please clarify how long you believe you could continue your operations without including any “projected revenues.” Please also clarify what “additional websites” you refer to in this paragraph, and how their rollout impacts your ability to fund operations.

Response:

Management believes that it can continue operations on the status quo (financial dependence on acquaintances and angel investors) for one to two years without any projected revenues.

The disclosure relating to “additional websites” is in error. The paragraph containing same has been modified in the registration statement to read as follows:

“The Use of Proceeds section includes a detailed description of the use of proceeds over the differing offering scenarios of 100%, 75%, 50% and 25%. As the Company’s expenses are relatively stable, not incorporating elements of severe force majeure, the Company believes it can fund its present operations with projected revenues together with offering proceeds under any of the offering scenarios. The Company will consider raising additional funds during 2016 and 2017 through sales of equity, debt and convertible securities, if it is deemed necessary”.

24. Disclosure in the last paragraph says that if you do not raise at least $1 million, you may not be able to implement your business plan. Please clarify how much you do need to raise to implement your business plan.

Response:

In order to commence implementation of the business plan by executing the first set of acquired Concession and Power Purchase Agreement for the implementation of a MSW to Energy complex for the Autonomous Island of Grande Comore, approximately $8 million is required (other engineered options of funding a percentage of the equity in the form of debt for the facility, i.e. contractor funding for EPC and higher debt to equity ratios due to Sovereign Guarantees, amongst other hybrid, financially engineered funding solutions, can reduce the amount of capital required to raise ). To continue operations for the pursuit of the aforesaid milestones, a minimum of $1 million is required for the carrying capacity of same.

The registration statement has been revised to reflect the aforesaid.

Our Management, page 29

25. We note your response to comment 30 of our letter dated June 29, 2016. We reissue our comment. Please include specific information, including the name of the business(es) where each executive was employed and the nature of their occupations, that is for the most recent five-year period. Disclosure that the officers have “more than 22 years of experience” or a “40-year background” is not responsive to the disclosure requirement.

Response: The registration statement has been revised to reflect the aforesaid.

Summary Compensation Table, page 30

26. Please note that with respect to Mr. Baran’s stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Response:

The footnote under the Summary Compensation Table in this registration statement has been revised to include the disclosures required by FASB ASC Topic 718:

During the year ended December 31, 2015, the Company issued 1,000,000 shares of the Company’s common stock to Mr. Baran with a grant date fair value of $746,121. Since the Company’s stock was not public traded, the fair value of these shares issued to MR. Baran was valued by the Company using the most recent selling price of the Company’s common stock to outside third parties at CAD $1 (approximately USD $0.75) per share.

Note 6 – Stockholders’ Deficit in the audited financial statements for the year ended December 31, 2015 in this registration statement has been revised to:

During 2015, the Company issued 5,131,065 shares of common stock to certain third parties and related parties for services. The Company valued these shares using the most recent selling price of the Company’s common stock of approximately $0.75 per share and recorded grant date fair value of $3,828,485 to stock-based compensation expense. Included in 5,131,065 shares of common stock issued for services, 1,000,000 shares, with a grant date fair value of $746,121, were issued to Mr. Baran, the Company’s Director / Secretary, for his services.

Certain Relationships and Related Party Transactions, page 31

27. We note your response to comment 36. We reissue our comment in part. Please file your loan agreements or a written description of your oral contract as an exhibit to your registration statement.

Response: The loan agreements have been annexed to the registration statement and referenced as Exhibits 10.9, 10.10 and 10.11.

Selling Stockholders, page 34

28. Please tell us if any of the stockholders that acquired shares of common stock through your grant of “Gratitude Stock” will be selling shares in this offering.

Response: All of the Grantees of the Gratitude Stock are listed as selling shareholders in this offering.

29. We note your response to comment 39 of our letter dated June 29, 2016. We reissue our comment. We note that your Chief Executive Officer and his family members are selling stockholders.

Response: CEO and family members noted in selling shareholder list.

Plan of Distribution – By Our Company, page 38

30. Please identify by name the members of management who will sell the shares in this offering on behalf of the company. Please also state whether such members will rely on Exchange Act Rule 3a4-1 to avoid registration as a broker-dealer, and if so, explain how they meet the requirements of that rule.

Response: Mr. Moukas and Mr. Baran will be the selling members of management and they will rely on 3a4-1.

No director, person nominated to become a director, executive officer, promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

Exhibit 5.1

31. We note that it appears that the company is not in good standing with the State of Nevada. Please tell us the impact on counsel’s legal opinion that the shares are “legally issued,” meaning, among other things, that the company is validly existing under the laws of the jurisdiction of its incorporation. See Staff Legal Bulletin No. 19.

Response: Corporation has been brought back in good standing and therefore there is no impact on the legal opinion.

Very truly yours,

/s/ John Moukas, President

BioCrude Technologies, Inc.